Tel Aviv, March 24, 2011 Our ref: 10793/3501

VIA EDGAR

Daniel F. Duchovny, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re: Shamir Optical Industry Ltd.
Amended Schedule 13E-3 filed by Shamir Optical Industry Ltd., et. al. on January  25, 2011
File No. 005-81644

Dear Mr. Duchovny:

This letter is being submitted in response to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated February 2, 2011, relating to the above referenced amended Schedule 13E-3 (the “Schedule 13E-3”).

An additional amendment to the Schedule 13E-3, including a definitive information statement (the “Information Statement”), is being filed concurrently with this letter to address the Staff's comments and to include additional updates to the information included in the Information Statement.

For your convenience, the comments of the Staff have been restated below in their entirety, with the response to each comment set forth immediately under the respective comment.

The responses and information described below are based upon information provided to us by Shamir Optical Industry Ltd. (the “Company” or “Shamir”), Essilor International SA, Essilor Israeli Holdings Ltd. and Shamrock Acquisition Sub Ltd. (collectively with Essilor International SA and Essilor Israeli Holdings Ltd., “Essilor”), Kibbutz Shamir A.C.S. (“Kibbutz Shamir”) and Shamir Optica Holdings A.C.S. Ltd. (“Shamir Holdings” and collectively with the Company, Essilor and Kibbutz Shamir, the “Filing Persons”).  Please note that, where the Staff’s comments relate to matters within the knowledge of a particular Filing Person, the responses below are submitted on behalf of that Filing Person.

Amended Schedule 13E-3

1.	We reissue the last part of prior comment 1, in which we requested a revision to the disclosure.

In response to the Staff’s comment, the language in the first sentence of the first paragraph on page 4 of the Schedule 13E-3 has been revised to address the Staff's comment.

Information Statement

Special Factors - Synergies Analysis of Trigger-Foresight, page 42

Daniel F. Duchovny, Esq.
Securities and Exchange Commission
March 24, 2011

2.	We note the revisions made in response to prior comment 17. Please revise your disclosure further to provide the information required by Item 1015(b)(6) of Regulation M-A.

In response to the Staff's comment, the Information Statement has been revised to include additional information required by Item 1015(b)(6) of Regulation M-A with respect to Trigger-Foresight’s synergies analysis.

Sincerely, /s/ Shachar Hadar Dr. Shachar Hadar, Adv.

cc:
- Amos Netzer, Chief Executive Officer, Shamir Optical Industry Ltd.
- Carol Xueref, Director for Legal Affairs and Group Development, Essilor International SA
- Efrat Cohen, Chief Financial Officer, Kibbutz Shamir A.C.S.
- David Bar-Yosef, General Counsel, Shamir Optical Industry Ltd.
- Amos Konforti, Adv., Shenhav, Konforti, Shavit & Co.
- Linda Hesse, Esq., Jones Day